Exhibit 99.3

GMAC Commercial

Mortgage Corporation

Report on Compliance with Minimum

Master Servicing Standards

December 31, 2004.

PricewaterhouseCoopers LLP
PricewaterhouseCoopers Center
300 Madison Avenue
New York NY 10017
Telephone (646) 471 3000
Facsimile (813) 286 6000

Report of Independent Accountants

To the Board of Directors and Shareholder of

GMAC Commercial Mortgage Corporation:

We have examined management’s assertion dated February 14, 2005, about GMAC Commercial Mortgage Corporation’s (the “Company’s”) compliance with its established minimum master servicing policy (“Master Servicing Policy”), which management derived from the Mortgage Bankers Association of America’s Uniform Single Attestation Program for Mortgage Bankers (USAP), as of and for the year ended December 31, 2004 included in the accompanying management assertion (see Exhibit I). Management is responsible for the Company’s compliance with the Master Servicing Policy. Our responsibility is to express an opinion on management’s assertion about the Company’s compliance based on our examination.

Our examination was made in accordance with the standards established by the American Institute of Certified Public Accountants and, accordingly, included examining, on a test basis, evidence about the Company’s compliance with the Master Servicing Policy and Performing such other procedures as we considered necessary in the circumstances.  We believe that our examination provides a reasonable basis for our opinion.  Our examination does not provide a legal determination of the Company’s compliance with the Master Servicing Policy.

In our opinion management’s assertion that, expert for instances of noncompliance, the Company complied with the aforementioned Master Servicing Policy as of and for the year ended December 31, 2004 is fairly stated in all material respects.

/s/ PricewaterhouseCoopers LLP
February 14, 2005